UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

201 South Biscayne Boulevard, Suite 2210

Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Mineral Resource Update NI 43-101 Technical Report titled “Guayabales Project - Apollo Mineral Resource, Caldas Department, Colombia”, dated October 22, 2026, with an effective date of October 13, 2026.
99.2	Consent of Ivor W.O. Jones, M.Sc., P. Geo, FAusIMM.
99.3	Consent of John Wells, FSAIMM.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Mineral Resource Update NI 43-101 Technical Report titled “Guayabales Project - Apollo Mineral Resource, Caldas Department, Colombia”, dated October 22, 2026, with an effective date of October 13, 2026, included as Exhibit 99.1 hereto (the “Technical Report”), has been prepared and disclosed in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining (CIM), Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Canadian public disclosure standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information included in the Technical Report may may differ from information disclosed by companies that provide such information pursuant to U.S. rules. In particular, and without limiting the generality of the foregoing, the Technical Report uses the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” as defined under Canadian regulations. The requirements of NI 43-101 for the identification of “mineral reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. While the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, including amendments to certain definitions to be substantially similar to the corresponding standards under NI 43-101, there are still differences in these standards and definitions. U.S. investors are cautioned not to assume that any part of a “measured mineral resource” or “indicated mineral resource” will ever be converted into a “mineral reserve”. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Information concerning mineral deposits set forth in the Technical Report may not be comparable with information made public by companies that report in accordance with SEC standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.

Date: October 22, 2026	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate
Secretary

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